FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05008833



FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

Fosters Brewing

SUPPL

With Compliments

FILE NO: 082-01711


RECEIVED
PROCESSING


THOMSON
FINANCIAL

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme — Southcorp Limited (**Southcorp**)
ACN/ARSN — ABN 80 007 722 643

1. Details of substantial holder (1)

Name — Foster's Group Limited ACN 007 620 886 (**Foster's**), Brewing Holdings Pty Ltd ACN 004 059 394 (**Brewing Holdings**), Brewing Investments Pty Ltd ACN 004 233 005 (**Brewing Investments**), Carlton and United Beverages Limited ACN 004 056 106 (**CUB**), FBG Investments Pty Ltd ACN 004 373 862 (**FBG**), Beringer Blass Wine Estates Limited ACN 004 094 599 (**Beringer**) and Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) and their related bodies corporate listed in Annexure A (**Foster's Group Companies**).

ACN\ARSN (if applicable)



There was a change in the interests of the substantial holder on — 25 May 2005
The previous notice was given to the company on — 25 May 2005
The previous notice was dated — 25 May 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	600,909,378	80.7%	632,248,674	84.9 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme, are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of acceptances of the takeover offer contained in the Bidder's Statement dated 2 February 2005 issued by BBW (**Offer**).	$4.26 cash subject to the terms of the Offer.	29,151,267 ordinary shares	29,151,267
25 May 2005	Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	Increase in relevant interest as a result of on market purchases of Southcorp shares by BBW.	$4.26	2,188,029 ordinary shares	2,188,029

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
BBW	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to acceptance of the Offer.	567,195,260 ordinary shares	567,195,260
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of holding, either directly or indirectly, a controlling interest in BBW.	567,195,260 ordinary shares	567,195,260
Foster's Group Companies	BBW or, in the case of acceptances processed on any of the three business days prior to the date of this notice, the accepting Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares in respect of which acceptances of the Offer have been received by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	567,195,260 ordinary shares	567,195,260
BBW	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Relevant interest under section 608(1) of the Corporations Act pursuant to Southcorp shares purchased on market by BBW.	65,053,414 ordinary shares	65,053,414
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG and Beringer	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(b) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of holding, either directly or indirectly, a controlling interest in BBW.	65,053,414 ordinary shares	65,053,414

Foster's Group Companies	BBW or, in the case of shares purchased on market on any of the three business days prior to the date of this notice, the selling Southcorp shareholder.	BBW	Taken under section 608(3)(a) of the Corporations Act to have a relevant interest in Southcorp shares purchased on market by BBW by reason of having voting power (through the relevant interests of their associate, Foster's) above 20% in BBW.	65,053,414 ordinary shares	65,053,414

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	Not applicable

6. Addresses

The addresses of the persons named in this form are as follows:

Name	Address
Foster's, Brewing Holdings, Brewing Investments, CUB, FBG, Beringer, BBW and Foster's Group Companies	77 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Robert Keith Dudfield capacity : Assistant Company Secretary

sign here R.K. Dudfield date 26 / 5 / 2005

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A – Related Bodies Corporate

This is Annexure A of 4 pages (including this page) referred to in Form 604, Notice of change of interests of substantial holder

R.K. Dudfield
....

Robert Keith Dudfield
Foster's Group Limited ACN 007 620 886

Date: 26 / 5 / 2005

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries
A.C.N. 006 327 028 Pty. Ltd.
A.C.N. 008 008 526 Pty. Ltd.
A.C.N. 070 379 869 Pty. Ltd.
Aldershot Nominees Pty. Ltd.
Amayana Pty. Ltd.
Amberton Wines Pty. Ltd.
AML&F Holdings Pty. Ltd.
Amwex Inc.
Anglemaster Limited
Archana Pty. Ltd.
Ashwick (NT) No. 7 Pty. Ltd.
Ashwick (Qld.) No. 15 Pty. Ltd.
Ashwick (Qld.) No. 96 Pty. Ltd.
Ashwick (Qld.) No. 127 Pty. Ltd.
Ashwick (Qld.) No. 167 Pty. Ltd.
Ashwick (Vic.) No. 27 Pty. Ltd.
Austotel (Victoria Holdings) Pty. Ltd.
Australian Estates Pty. Ltd.
Australian, Mercantile, Land and Finance Company Pty. Ltd.
Australian, Mercantile, London Limited
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Blass Distribution SRL
Beringer Blass Italia S.R.L.
Beringer Blass Wine Estates Chile Limitada
Beringer Blass Wine Estates Company
Beringer Blass Wine Estates Holdings, Inc.
Beringer Blass Wine Estates Limited (Europe)
Beringer Blass Wine Estates Limited (NZ)
Beringer Blass Wine Estates Limited
Beringer Blass Wines Pty Ltd
A C N 004 039 070 Pty Ltd

Beringer Blass Wine Estates Sales Company
Beringer Wine Estates Foreign Sales Corporation
Bevcorp Pty. Ltd.
Bilyara Vineyards Pty. Ltd.
Bourse du Vin International B.V.
Bourse du Vin Limited
Brewing Holdings Pty. Ltd.
Brewing Investments Pty. Ltd.
Brewman Group Limited
East West Oriental Brewing Company Limited
Brewtech Pty. Ltd.
Bright Star Investments Pty. Ltd.
Bulmer Australia Limited
Bulmer Harvest Limited
Cape Schanck Wines Pty. Ltd.
Cardmember Wines Limited
Cardmember Wines Pty. Ltd.
Carlton & United Beverages Limited
Carlton & United Breweries Pty Ltd
Carlton & United Breweries (N.S.W.) Pty. Limited
Carlton & United Breweries (Queensland) Pty. Ltd.
Carlton & United Breweries (Stator) Pty. Ltd.
Carlton Brewery Hotels (N.R.) Pty. Limited
Carlton Brewery Hotels Pty. Ltd.
Carter and Associates (2000) Limited
Cascade Brewery Company Pty. Ltd.
Cellar Door Direct GmbH
Dorrien Estate Winery Pty Ltd
Cellarmaster Wines Europe B.V.
Cellarmasters Direct Selling Europe
Cellarmaster Wines Holdings (U.K.) Limited
Cellarmaster Wines Limited
Cellarmaster Wines SA
Cellarmaster Wines (UK) Limited
Cellarmaster Wines Pty. Limited

Cellarmasters Wines GmbH (Germany)
Classic Packaging Pty. Limited
CNAB Pty. Ltd.
Craigburn Land Co. Pty. Ltd.
Craigburn Property Pty. Ltd.
CSB Pty. Ltd.
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dennys Strachan Mercantile Pty. Ltd.
Derel ESC Pty. Ltd.
Dismin Investments Pty. Ltd.
Dreamgame Limited
EFG Australia Pty Ltd
EFG Finance Leasing Pty Ltd
EFG Holdings (U.S.A.) Inc.
EFG Investments Pty Ltd
EFG Securities Pty Ltd
EFG Treasury Pty. Limited
ELFIC Pty Ltd
Elstone Developments Pty. Ltd.
ESG (Enterprises) N.V.
Etude Wines, Inc.
Ewines Pty. Limited
FBG (U.K.) Limited
FBG Brewery Holdings UK Limited
FBG Canada Limited
FBG India Holdings Limited
FBG International Limited
FBG Investments Pty. Ltd.
FBG Treasury (Aust.) Limited
FBG Treasury (Europe) B.V.
FBG Treasury (N.Z.) Limited
FBG Treasury (U.K.) plc
FBG Treasury (U.S.A.) Inc.
FBG Vietnam Holdings Pty. Ltd.
FGL Employee Share Plan Pty. Ltd.
Filehaze Pty. Ltd.

Foster's Brewing Group (U.S.A.) Limited
Foster's Brewing Group Pty. Ltd.
Foster's (Cambodia) Limited
Foster's China Pty. Ltd.
Foster's Danang Limited
Foster's Finance Corp.
Foster's Group Asia Holdings Pty. Ltd.
Foster's Group Canada Inc.
Foster's Group New Zealand Limited
Foster's International (N.Z.) Pty. Limited
Foster's Sports Foundation
Foster's Tien Giang Limited
Foster's Vietnam Limited
Galemaze Pty. Ltd.
Graf von Rudesheim
Grand Cru Expertise "De Belgische Wijnbeurs" N.V.
Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.
H. Jones & Co. Pty. Ltd.
Heinrich Maximilian Pallhuber GmbH & Co. KG
H.P. Bulmer (Overseas Holdings) Limited
Herve Lu Puy – La Cave de Bourgogne – SARL
Herve Lu Puy GmbH
Highlands Craigieburn Pty. Ltd.
Hotel (FP) Pty. Ltd.
I-Nova Consulting Pty. Ltd.
Il Cavelieri Del Castello Di Gabbiano SRL
Kangaroo Ridge Wines Europe Limited
Kawana Beach Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Finnews Pty. Ltd.
FBG Finance Limited
FBG Holdings (U.K.) Limited
FBG Incentive Pty. Ltd.
FGL Insurance Company Pte Ltd
FGL Finance (USD) Pty Ltd
FGL Finance (GBP) Pty Ltd
LTIP Incentive Pty Ltd

Kawana Island Pty Ltd.
Kawana Lakes Pty. Ltd.
Krondorf Wines Pty. Ltd.
RSG Beachmere Pty. Ltd.
RSG Bellvista Pty. Ltd.
RSG Funds Management Pty Ltd
RSG Land Group Pty Ltd
RSG Highlands Craigieburn Pty. Ltd.
RSG North Lakes Marketing Pty. Ltd.
RSG North Lakes Sales Pty. Ltd
Liana Cottage Pty. Ltd.
Maglieri Wines Pty. Ltd.
Masthead Brewing Company Pty. Ltd.
Matua Finance Limited
MBBC Limited
Mega Corporation Pty Ltd
Melbourne Brewery Company Pty. Ltd.
Mildara Blass Holdings Inc.
Mildara Blass Inc.
Mildara Blass Wines Inc.
Mildara Holdings Pty. Limited
Moorabbin Junction Pty. Ltd.
N.T. Brewery Pty. Ltd.
Navistar Group Limited
Nellie Products Pty. Ltd.
New Crest Investments Pty. Ltd.
Nexday Europe B.V.
The Continental Wines and Spirits Company (N.Z.) Limited
The Foster Brewing Co. Pty. Ltd.
The New Zealand Wine Club Limited
The Rothbury Estate Pty. Ltd.
The Shamrock Brewing Company Proprietary Limited
The Wine Exchange Limited
The Wine Planet International Pty. Limited
Tibsco Limited
Tibsco Pensions Limited
Foster's People Pty Ltd
Tract 4/5 LLC

Nexday Pty. Limited
North Lakes Marketing Consultancy Trust
North Lakes Marketing Pty. Ltd.
North Lakes Sales Agency Trust
North Lakes Sales Pty. Ltd.
North Napa Land Co.
Norwood Beach Pty. Ltd.
Nova Glen Pty. Ltd.
Oakland Glen Pty. Ltd.
Pica Finance Limited
Pica Group Pty Ltd
Pica Nominees Pty. Limited
Pitt, Son & Badgery Pty. Ltd.
Power Brewing Company Pty. Ltd.
Premium Land, Inc.
Primedan Pty. Ltd.
Queensland Breweries Pty. Ltd.
Rimpacific Shipping (U.K.) Ltd.
Robertsons Well Pty. Ltd.
Robertsons Well Unit Trust
Rothbury Sales Pty. Ltd.
Rothbury Wines Pty. Ltd.
Rumar International Pty. Ltd.
Sarl Les Crus Prevendus SADCS
Savirak Pty. Ltd.
Seeton Pty. Ltd.
Shanghai Foster's Brewery Co. Ltd.
Sharden Lodge Pty. Ltd.
Silvester Brothers (AMH) Pty. Limited
Silvester Brothers (AMHUK) Limited
Silvester Brothers Pty. Limited
Societe D Investissement Du Beaujolais
Somar Pty. Ltd.
Stamford Hotel Pty. Ltd.
T'Gallant Winemakers Pty. Ltd.
Telemasters Limited
The Australian Wine Centre Limited
The Australian Wine Club Pty. Ltd.
The Ballarat Brewing Company Pty. Ltd.
Cellarmaster Wines GmbH (Austria)

Trinity Park Inc.
VICD – Produtos Em Cortica, LDA
Victoria Brewery Pty. Ltd.
Vinpac International Pty. Limited
Vinpac SADCS
Vintners Imports Pty. Limited
Volz Pty. Ltd.
Voskane Pty. Ltd.
Werribee Properties (RWDS) Proprietary Limited
Whitecross Investments Pty. Ltd.
Windemere Securities Limited
Wine Planet Holdings Pty. Limited
Wine Planet Technology Pty. Limited
Winemaker's Choice Limited
Wolf Blass Wines Pty. Ltd.
Wood Hall Trust Limited
Wood Hall (Aust.) Pty. Limited
World Wine Gallery GmbH
C.U.B. Pty Ltd
00015868 Limited
02396239 Limited
151435 Canada Ltd.
The Castlemaine Brewery Company Melbourne Pty. Ltd.
The Continental Spirits Company Pty. Ltd.
AP John & Sons Pty. Ltd.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd.
Carlton Brewery (Fiji) Limited
3S
Foster's India Limited
Graymoor Estate Joint Venture
Graymoor Estate Pty. Ltd.
Graymoor Estate Unit Trust
Greg Norman Estates Joint Venture
Kangaroo Ridge Wine Company Pty. Ltd.
Matua Valley Wines Limited
Samoa Breweries Limited
Shingle Peak Wines Limited
Societe of Bouteillage of Beaujolais, Macon and Bourgogne
South Pacific Distilleries Limited
Waikoukou Vineyards Limited
Wine Buzz KK

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

26 May 2005

Foster's has relevant interest in 91% of Southcorp and extends offer to now close on Friday 3 June

Foster's Group Limited (Foster's) announces that it has extended its takeover offer for Southcorp Limited (Offer) by 8 days so that the offer will now close at 5pm (Melbourne time) on Friday 3 June 2005.

In accordance with ASX Listing Rule 3.2, Foster's discloses that together with its associates, it had a relevant interest in 18.8% of the shares of Southcorp when its offer was made and as at 3.30pm today had a relevant interest in 91% of the shares of Southcorp. Foster's will disclose the details of its relevant interest in the usual change in substantial holding notice to be released by 9.30am tomorrow morning.

A formal notice extending the offer is attached.

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



FOSTER'S GROUP

Inspiring Global Enjoyment

Notice of extension of the Offer Period

To: Southcorp Limited (**Southcorp**) and each person to whom an offer has been made (**Offer**) under the bidder's statement dated 18 January 2005 (**Bidder's Statement**) by Beringer Blass Wines Pty Ltd (**BBW**).

1 Extension of the Offer

BBW gives notice under section 650D of the Corporations Act that it varies the Offer by extending the period during which the Offer will remain open by a further 8 days so that the Offer will now close at 5pm (Melbourne time) on 3 June 2005.

2 Previous variation

The Offer was previously varied by notices dated 7 March 2005, 23 March 2005, 4 April 2005, 20 April 2005, 22 April 2005 and 4 May 2005.

3 ASIC

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 26 May 2005. ASIC takes no responsibility for the contents of this notice.

DATED: 26 May 2005

Signed for BBW by Mr Frank Swan and Mr Trevor O'Hoy, being directors of BBW who are authorised to sign this notice pursuant to a resolution passed by the directors of BBW.



Frank Swan
Director



Trevor O'Hoy
Director

Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

26 May 2005

FOSTER'S ACHIEVES 91% OWNERSHIP OF SOUTHCORP AND ANNOUNCES BUSINESS INTEGRATION TO SUPPORT STRATEGIC FOCUS

Foster's Group Limited (Foster's) today announced that it had a relevant interest in 91% of the shares of Southcorp Limited (Southcorp). Foster's offer for Southcorp has been extended by eight days and now closes at 5pm (Melbourne time) Friday 3 June 2005 following which Foster's will commence compulsory acquisition of the remaining Southcorp shares.

Foster's President & Chief Executive Officer Trevor O'Hoy said, "Today marks a milestone in the history of Foster's and Southcorp. Together we have created the world's leading premium wine company – and the only Australian consumer goods company to achieve global category leadership – as well as Australia's leading multi-beverage business. We are proud to lead the further growth and development of an unrivalled portfolio of premium beverage brands.

"Our immediate challenge – and priority – is to stabilise and grow Southcorp's brand portfolio and ensure business continuity throughout the integration process. We will seek to bring together the best of both businesses by taking a measured and inclusive approach and upholding the principles of dignity and respect."

It is planned that most integration activity will take place only after Foster's has undertaken a detailed review of Southcorp's business in each market, estimated to take approximately two months. Integration planning will continue to progress through a dedicated integration team (including representatives from both Foster's and Southcorp) reporting to the Foster's senior executive team. Martin Hudson (previously Southcorp's Chief General Counsel and Company Secretary) will stand down as Southcorp's Interim Chief Executive Officer and transitional reporting lines will come into effect as soon as is practicable.

Integration plans will be tailored to each region. In Australia, where 80% of the integration activity will occur, Foster's intends to focus primarily on integrating back office and support functions in the short term, with Southcorp's sales and marketing teams remaining stand alone until early 2006, after the key Christmas trading period. In North America, integration will occur incrementally over the next 6 – 12 months. In the interim, the Beringer Blass Wine Estates (BBWE) and Southcorp sales teams will operate in parallel with each continuing to represent its current portfolio, and continuing to work with its existing distributor network. In Europe, alignment of the Southcorp and BBWE sales and marketing functions is expected to commence more quickly given the complexity of customer relationships in that market. In Asia (South-East Asia, Greater China and Japan) and New Zealand integration will take place following the business review phase.

Foster's expects to be in a position to provide preliminary guidance on the expected future performance of the combined business at or around the time of Foster's full year results, which will

now be held on 30 August. A more detailed update on the integration process is planned to take place in late September.

Business Reorganisation

Foster's also announced a number of changes to executive management responsibilities and the trading names of its operating entities. These changes reflect a new organisational structure that better aligns the Group to achieve its strategic objectives, including the successful integration of Southcorp. All of the changes to senior management responsibilities detailed below will take effect from 1 July 2005.

Foster's Australia

Consistent with the Group's strategy to be Australia's leading multi-beverage business, the consumer and customer-facing and route-to-market elements (sales and marketing, fulfilment) of Carlton & United Beverages (CUB) and BBWE Australia will be integrated into a single business trading as Foster's Australia. Southcorp's sales and marketing operations will be integrated into Foster's Australia in early 2006 as outlined above. The combined business will benefit from superior consumer, cross-category and shopper insights and be well positioned to offer a nationwide network of retail customers an increasingly tailored brand and service proposition. John Murphy (currently Managing Director, CUB) has been appointed to the role of Managing Director, Foster's Australia. Mr Murphy will continue to be responsible for CUB's supply chain operations. Production facilities will retain their existing names and visual identities.

Foster's Wine Estates

Jamie Odell, currently Managing Director, BBWE has been appointed to the role of Managing Director of the newly created Foster's Wine Estates. In this capacity he will lead the expansion of Foster's international premium wine business, building on the strengths of the BBWE and Southcorp businesses. Mr Odell will be responsible for wine supply chain operations worldwide (including Australia), the marketing of global wine brands and all wine sales and marketing activities in North America, Europe and Asia. Specific trading names in these regions are yet to be finalised. Mr Odell will also assume responsibility for Foster's multi-beverage business in New Zealand. Wineries and other production facilities will retain their existing names and visual identities.

Foster's Brewing International

As Managing Director, Foster's Brewing International, Rick Scully will continue to drive the Group's global beer strategy and to lead and manage the marketing and sales of the Foster's Lager brand worldwide. Mr Scully will continue to manage Foster's Asian brewing operations, as well as manage all of the Group's relationships with key international brewing partners.

Foster's Wine Clubs and Services Businesses

Neville Fielke, Managing Director, Wine Clubs and Services, will continue to focus on the successful implementation of the business improvement program underway within this specialist channel. A number of initiatives have already been implemented to improve profitability and returns including various organisational changes, key appointments, and initiatives to simplify the business and ensure greater sharing of resources across the broader Foster's Group. Mr Fielke retains his responsibilities as Senior Vice President Group Strategy and Business Development.

Foster's Group Functions

Following the retirement of Peter Bobeff as Foster's Senior Vice President Commercial Affairs, Martin Hudson has been appointed to the role of Senior Vice President Chief Counsel. There are no other changes to Foster's senior management team, with Pete Scott continuing in his role as Chief Financial Officer and Ben Lawrence continuing in his role as Senior Vice President Human Resources.

Commenting on the executive management changes Foster's President & Chief Executive Officer Trevor O'Hoy said,

"Over the past twelve to eighteen months we have made significant progress towards unlocking the opportunities and synergies presented by a unified business model through closer integration of our global businesses, processes and capabilities.

"Our aim is to satisfy more consumers in more venues and on more occasions than our competitors. By streamlining the way that we go to market in Australia we will be better able to understand and respond to the needs of our customers and consumers and deliver a superior customer service and portfolio offering as a truly multi-beverage company in this market.

"In addition, the global management of supply chain, innovation and marketing activities within our wine business model will create a more flexible and responsive platform to achieve our goal of global leadership in premium wine.

"We have established the right model for the business we have today, and importantly a model with the flexibility to adapt to the shape of the business we envisage as we grow into the future. In particular, the realignment of our existing operating model will provide a stronger platform from which to integrate and grow the Southcorp business.

"The refinements to global executive management responsibilities will provide significant development opportunities for our senior executive team. These changes reflect another step in the evolution of our business as a leading premium beverages company and will sharpen our strategic focus on placing the consumer and customer at the heart of everything we do."

Ends

Further information:

Media

Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623